

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 19, 2009

Via U.S. mail and facsimile

Mr. Daniel Khesin, President
Divine Skin, Inc.
1135 Kane Concourse, 6TH Floor
Bay Harbor, Florida 33154

RE: Divine Skin Inc.
        Registration Statement on Form 10
        Filed On: May 22, 2009
        File No.: 0-53680

Dear Mr. Khesin:

        We have reviewed this filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detail as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the registration statement was first filed pursuant to Exchange Act Section 12(g) (1), and then you will become subject to the applicable SEC reporting obligations. If our comments are not addressed within this 60 day time period, you should withdraw the Form 10 prior to effectiveness and refile a new Form 10 that includes changes responsive to our comments.

Item 1. Business of the Company, page 1

2. Please provide more detail about the development of your business. We note the more detailed disclosure in footnotes to your financial statements.

Products, page 3

3. Please provide support for many of the claims and statements of belief you make throughout your registration statement. Refer, without limitation, to the following statements:

   • "The pharmacological activity of this compound has been shown in clinical studies to be antibacterial, antimicrobial, fungicidal and at the same time anti-inflammatory."

   • "Hydroviton.CR can be used on the most sensitive skin without any irritation."

   • "Keramene suppresses hair growth to reduce shaving, waxing, and other depilatory chores, while it softens remaining hair strands."

   • "We believe Revita is the most efficient hair growth stimulating shampoo available in the market."

   Where you refer to clinical studies, please provide more detail about those studies. We may have further comment.

4. For each product, please describe the nature of your intellectual property rights. For instance, disclose whether these products are licensed from others or created in-house.

Future Products, page 3

5. We note your statement that the company intends to launch several products during 2009, please update the status of these product launches and include a timetable for the implementation for each product. Please refer to Item 101(h)(4)(iii) of Regulation S-K.

Proprietary Rights, page 4

6. We note that you have no patents. However, please disclose any trademarks, licenses, franchises, concessions, royalty agreements or other intellectual property. Please refer to Item 101(h)(4)(vii) of Regulation S-K.

Manufacturing and Advertising, page 3

7. Please disclose the names of principal suppliers and manufacturers. Please refer to Item 101(h)(4)(v) of Regulation S-K.

Relationships with Retailers, page 4

8. Please identify your major retailers and discuss, as applicable, your dependence on one or a few major customers. Please refer to Item 101(h)(4)(vi) of Regulation S-K.

Exclusive Distribution Agreements, page 4

9. We note the disclosure of the distributors in Japan and the European Union. Please revise this section to disclose the regions in which you distribute your products and to describe the distribution arrangements in each of those regions.

Research and Development, page 4

10. Please disclose an estimate of the amount spent during each of the last two fiscal years on research and development activities, and if applicable, the extent to which the cost of such activities is borne directly by customers. Please refer to Item 101(h)(4)(x) of Regulation S-K.

Regulation, page 5

11. Please discuss in more detail your need for any government approval of your products. If government approval is necessary and you have not yet received that approval, please discuss the status of such approval. Please refer to Item 101(h)(4)(viii) of Regulation S-K.

Competition, page 5

12. Provide a detail discussion of your primary method of competition as well as your competitive position in the industry. Please refer to Item 101(h)(4)(iv) of Regulation S-K.

Management's Discussion and Analysis, page 14

Revenue Recognition, page 15

13. You have not established a product return reserve and appear to be recording returns as they occur. Please explain how this complies with the guidance in SFAS 48. You state returns are not considered material. However, paragraph 6 of SFAS 48 requires that the amount of future returns can be reasonably estimated in order for revenue to be recognized at the time of sale. Paragraph 7 requires an accrual for estimated returns at the time of sale.

Results of Operations, page 15

14. Please revise MD&A to discuss the nature of the "settlement claims with suppliers" mentioned on page 16. We note the footnote disclosure on page F-16. However, given the related amount of $233,000 at March 31, 2009 is material to your financial statements, it appears more prominent disclosure within the filing is warranted.

15. Please clarify for us and revise your filing to state whether the "failed related company" mentioned on pages 16 and 17 is one of either two related parties listed on page F-14, that is, Sigma Development and Holding Co., Inc. or Polaris Labs, Inc. If so, please rollforward the advances to related parties asset balance from inception to March 31, 2009, including additions, write-offs, and the bad debt expense related thereto, and also explain why classification as a non-current asset is appropriate. If not, revise MD&A to discuss the nature of the failed company, how it is related to the Company, quantify to-date advances, state whether you continue to make such advances and why, and state whether you expect to incur further bad debt expense thereon and provide an estimate of that expense.

16. We note the disclosure on page 3 that you use contracted third parties to manufacture your products, provide raw materials, and package and label finished goods. On page 17 you state you began to formulate some of your own products. Please expand your discussion in both the business section and MD&A to provide

a detailed explanation of how your products were manufactured during the periods presented. State the specific business and operational activities performed by you and those performed by third parties, and describe the recent changes in responsibilities for performing certain activities, as applicable. State what percentage of net sales and cost of goods sold were attributable to products manufactured in-house in each period. Expand your discussion of cost of goods sold on page 17 to explain specifically how these changes resulted in a decrease in cost of goods sold, despite an increase in revenues. Quantify the offsetting impact on cost of goods sold from the increase in sales and the decrease caused by the changes in production.

17. Please revise to disclose the nature of other income (expense) since you have currently realized other income compared to other expense in the year-ago period.

Other Income (Expense), page 17

18. Please disclose the other expenses which led to an increase of $14,009 in 2008 from $0 in 2007.

Liquidity and Capital Resources, page 18

19. We note inventory has increased 94% during the quarter ended March 31, 2009, and accounts for 301% of quarterly cost of goods sold. Please revise the liquidity section to quantify and explain changes in the inventory turnover ratio. Please also specifically address any potential risk of inventory impairment. We note your statement on page 7 that you maintain inventories in excess of your current and projected needs. See Section 501.05 of the Financial Reporting Codification.

Item 10. Recent Sales of Unregistered Securities, page 26

20. Please disclose the nature and aggregate amount of consideration received for the securities sold to your officers and directors. Please refer to Item 701(c) of Regulation S-K.

21. With respect to the third party consultant to whom the company issued a warrant to purchase up to 2,000,000 share of the company's common stock, please disclose the nature and aggregate amount of consideration received by you. Describe the services performed and state briefly the facts relied upon to make the exemption from registration available. Please refer to Items 701(c)&(d) of Regulation S-K.

March 31, 2009 Financial Statements

22. It appears the undistributed losses of the Sub-S Corporation (i.e., the accumulated deficit) should be reclassified to paid-in capital on the date the Sub-S election terminates and you become taxable. Refer to SAB Topic 4B. Please revise or explain your current presentation.

Note 7. Commitments and Contingencies, page F-15

23. We note the legal proceeding described on page 24 relating to a claim Rodale, Inc. made against the Company for outstanding fees due for advertising services provided in the amount of $168,264. Since this amount is material to your financial statements, please revise herein to include this claim within the footnote and to provide the disclosures required by paragraphs 8-10 of SFAS 5.

Note 9. Income Taxes, page F-19

24. You report an income tax provision of $14,331 for the three months ended March 31, 2008. However, based on your annual financial statements for 2008 and the fact you were a Subchapter S Corporation throughout 2008, it appears income tax expense was zero for this period. The financial statements and footnote should continue to report the historical tax expense (i.e. zero), and other tax amounts. Pro forma tax and EPS data for the prior period should be presented separately on the face of the historical statements and discussed appropriately in the footnotes. Please revise or explain the basis for your current presentation.

25. Please explain the percentage amounts shown in your rate reconciliation on page F-19. It appears the expected provision for the three months ended March 31, 2008, should be zero. Also, it is not clear why you present a reconciling item of (38.3%) in either period for a valuation allowance when the deferred tax asset schedule at the bottom of page F-19 shows no valuation allowance. Also, confirm you have no deferred tax assets or liabilities as of March 31, 2009.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with mark copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Jenn Do, Staff Accountant, at (202) 551-3743 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Pamela A. Long
Assistant Director

CC: Roetzel & Andress, LPA
100 S.E. Third Avenue, 8th Floor
Fort Lauderdale, Florida 33394
Facsimile: (954) 462-4260